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02004989

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SEC FILE NUMBER
8-52390

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securties Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATON

NAME OF BROKER-DEALER:
Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)
1515 Walnut Grove Avenue
(No. and Street)

Rosemead (City) CA (State) 91770-3710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Hively 818 225-3574
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300 (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.*

OATH OR AFFIRMATION

I, **Steven E. Hively**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Countrywide Investment Services, Inc.**, as of **December 31**, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

---

signature

Chief Financial Officer

Title

State of California
County of Los Angeles

Notary Public

MACRINA INOCELDA DE GUZMAN
Commission # 1337618
Notary Public - California
Los Angeles County
My Comm. Expires Jan 5, 2006

This report ** contains (Check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of
Independent Certified Public Accountants

COUNTRYWIDE INVESTMENT SERVICES, INC.

(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

December 31, 2001

C O N T E N T S

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
SCHEDULE I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	15

Accountants and Management Consultants

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Countrywide Investment Services, Inc.

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (a wholly owned subsidiary of Countrywide Credit Industries, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the ten-month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the ten-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
January 31, 2002

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 1,396,096
Deposits	50,000
Property, equipment and leasehold improvements, at cost – net of accumulated depreciation and amortization	56,750
Prepaid expenses	35,504
Other assets	37,924
Total assets	$ 1,576,274
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 3,498
Due to Affiliate	1,161,366
Total liabilities	1,164,864
Shareholder's equity	
Common stock authorized, 1,000 shares of $1.00 par value; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	1,549,000
Accumulated deficit	(1,138,590)
Total stockholder's equity	411,410
Total liabilities and stockholder's equity	$ 1,576,274

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF OPERATIONS

Ten-month period ended December 31, 2001

Revenues	
Commissions, fees and other income	$ 50,499
Interest earned	55,758
Total revenues	106,257
Expenses	
Salaries and related expenses	631,264
Professional expenses	7,082
Occupancy expenses	12,106
Office expenses	113,647
Marketing expenses	20,338
Other operating expenses	180,718
Interest Expense	41,579
Total expenses	1,006,734
Loss before income taxes	(900,477)
Income tax benefit	387,172
NET LOSS	$ (513,305)

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of Countrywide Credit Industries, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Ten-month period ended December 31, 2001

	Number of Shares	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balances at February 28, 2001	1,000	$1,000	$1,249,000	$ (625,285)	$ 624,715
Capital contributed by Parent			300,000		300,000
Net loss				(513,305)	(513,305)
Balances at December 31, 2001	1,000	$1,000	$1,549,000	$ (1,138,590)	$ 411,410

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF CASH FLOWS

Ten-month period ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (513,305)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	7,991
Decrease in prepaid expenses	55,279
Increase in other assets	(10,931)
Decrease in accounts payable	(37,570)
Increase in due to affiliate	410,881
Net cash used by operating activities	(87,655)
Cash flows from investing activities:	
Purchase of property, equipment and leasehold improvements	(16,249)
Cash flows from financing activities:	
Capital contributed by Parent	300,000
Net increase in cash	196,096
Cash at beginning of year	1,200,000
Cash at end of year	$ 1,396,096

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - GENERAL INFORMATION, ORGANIZATION AND ACCOUNTING POLICIES

Countrywide Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers (the "NASD") and the Municipal Securities Rule Making Board. The company became a licensed broker-dealer with the NASD on July 12, 2000. The Company engages in trades of stocks, bonds, municipal securities, mutual funds and annuities with retail customers. Transactions are cleared on a fully disclosed basis through National Financial Services, LLC ("NFS"). The Company receives customer funds and promptly transmits them to NFS, mutual fund administrators, insurance companies and other organizations, as required.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing herein are consistent in all material respects with that Rule.

Organization

The Company is a wholly owned subsidiary of Countrywide Credit Industries, Inc. (the "Parent"). The Company was incorporated in the state of California on November 9, 1999. On May 30, 2000, the Company changed its name to Countrywide Investment Services, Inc.

Change in Fiscal Year

During the year, the Company changed its fiscal year end from February 28 to December 31. As such, the statements of operations, changes in stockholder's equity, and cash flows represent only activity for the ten-month period ended December 31, 2001, and not the activity for a full year.

Commission Revenue and Expense

Commission revenue earned from customer transactions and related expenses are recorded on a settlement date basis.

Income Taxes

The Parent and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The policy of the Parent is for each member of the consolidated group to recognize tax expense or benefit based on that member's financial statement income or loss. The income tax expense or benefit is settled monthly with the Parent.

NOTE B - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). The required ratio for a new member broker dealer in the first twelve months of operation requires that the net capital shall not exceed 8 to 1. At December 31, 2001, the Company had net capital of $231,232, which was $153,575 in excess of required net capital.

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(I) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Parent made a capital contribution of $300,000 during the ten-month period ended December 31, 2001.

The Company paid affiliates $37,016 for data processing services and $12,106 for rent for the ten months ended December 31, 2001. Various management and administrative expenses of the Company are paid by affiliates and are not reimbursed by the Company. Interest income was received from an affiliate in the amount of $55,758 using a weighted average interest rate of 5.37% for the ten months ended December 31, 2001. The company had unsecured intercompany borrowings from affiliates totaling $1,161,366 at December 31, 2001. Interest expense of $41,579 was charged on the intercompany payable using a weighted average rate of 5.26% for the ten months ended December 31, 2001.

NOTE D - EMPLOYEE BENEFIT PLANS

Eligible full time employees are covered under the Parent's defined benefit plans, including medical, dental, life insurance, dependent care and others. A portion of the employee benefit plan expense is allocated to the Company based upon the Company's employees' participation in these plans.

Eligible full-time employees of the Company are also covered under the Parent's defined benefit pension and tax deferred savings and investment plans. A portion of the benefit plan expense is allocated to the Company based upon the percentage of the Company's salary expense to the total salary expense of the Parent and its subsidiaries and based upon the Company's employees' participation in these plans. The Company expense related to these plans was $13,241 for the ten months ended December 31, 2001. Since the Company participates in these plans with other subsidiaries of the Parent, an analysis setting forth the funding status at December 31, 2001 cannot be separately determined for the Company.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Investment Services, Inc.

We have audited the accompanying financial statements of Countrywide Investment Services, Inc. as of and for the ten-month period ended December 31, 2001, and have issued our report thereon dated January 31, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Countrywide Investment Services, Inc., which are presented in the preceding section of this report. The supplementary information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
January 31, 2002

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly owned subsidiary of
Countrywide Credit Industries, Inc.)

December 31, 2001

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL		
Stockholders equity		$ 411,410
Total capital		411,410
Deductions and/or charges		
Non-allowable assets:		
Deposits	$50,000	
Property, equipment and leaseholds	56,750	
Prepaid expense	35,504	
Other assets	37,924	
Total non-allowable assets	180,178	
Total deductions and/or changes		(180,178)
Net capital before haircuts on securities		231,232
Haircuts on securities		-
Net capital		$ 231,232
COMPUTATION OF NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$1,164,864
Net capital required (6 2/3 % of aggregate indebtedness)		77,657
Excess net capital		153,575

There are no material differences between the above computation and the computation included with the Company's Focus II form X-17A-5 for the period ending December 31, 2001.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Investment Services, Inc.

In planning and performing our audit of the financial statements of Countrywide Investment Services, Inc. (the Company), for the ten-month period ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
January 31, 2002